SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

______________________

AMICAS, Inc.

(Name of Subject Company (Issuer))

Merge Healthcare Incorporated

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

001712108

(CUSIP Number Of Class Of Securities)

Justin C. Dearborn

Chief Executive Officer

Merge Healthcare Incorporated

6737 West Washington Street

Milwaukee, WI 53214-5650

Telephone: (414) 977-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Person)

With a Copy to:

Mark A. Harris

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

(312) 984-2121

and

Ann Mayberry-French

Vice President, General Counsel and Secretary

Merge Healthcare Incorporated

6737 West Washington Street

Milwaukee, WI 53214-5650

(414) 977-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

EXHIBITS

99.1	Press Release dated February 24, 2010